NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

GGP Inc.

(Name of Issuer)

GGP Inc. Brookfield Property Partners L.P. Brookfield Asset Management Inc. Goldfinch Merger Sub Corp. Brookfield Retail Holdings VII LLC Brookfield Retail Mall LLC BPY Retail I LLC BPY Retail V LLC

Brookfield BPY Retail Holdings II Subco LLC

New Brookfield BPY Retail Holdings II LLC

BW Purchaser, LLC

Brookfield Retail Holdings Warrants LLC

Brookfield Retail Holdings II Sub III LLC

New GGP Warrants LLC

Brookfield Retail Holdings VII Sub 3 LLC

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36174X101

(CUSIP Number of Class of Securities)

Stacie L. Herron Executive Vice President, General Counsel and Secretary GGP Inc. 350 N. Orleans St., Suite 300 Chicago, Illinois 60654 (312) 960-5000	Bryan K. Davis Chief Financial Officer Brookfield Property Group LLC Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281 (212) 417-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joseph C. Shenker, Esq. Robert W. Downes, Esq. Brian E. Hamilton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Alan Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Michael J. Aiello, Esq. Matthew J. Gilroy, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Gilbert G. Menna, Esq. Mark S. Opper, Esq. David H. Roberts, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Karrin Powys-Lybbe, Esq. Mile T. Kurta, Esq. Torys LLP 1114 Avenue of the Americas New York, New York 10036 (212) 880-6000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,381,711,948	$2,164,023.14

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation was calculated as the sum of (1) (i) the product of (a) $19.84 (rounded up to the nearest cent), which is the average of the high and low prices per share of GGP Inc.’s common stock as reported on the NYSE on April 27, 2018, and (b) 660,886,432, which is the estimated maximum number of shares of GGP Inc.’s common stock (taking into consideration (x) the exercise of certain GGP Inc. equity awards, (y) the full redemption of the series of preferred units of GGPOP designated as 6.5% series D cumulative convertible preferred units and the series of preferred units of GGPOP designated as 7% series E cumulative convertible preferred units into common units of GGPOP, and (z) the full redemption into GGP Inc.’s common stock of the common units of GGPOP that are redeemable into GGP Inc.’s common stock in connection with the transactions described herein) and GGP restricted stock receiving class A stock issued, plus (ii) the product of (a) $5.65 per share (which is equal to the difference between $23.50 and $17.85 (rounded up to the nearest cent), the weighted average exercise price of the GGP options), and (b) 14,295,427, which is the estimated number of shares of GGP Inc.’s common stock underlying the GGP options receiving class A stock that is issued, minus (iii) $9,250,000,000, which is the total amount of cash consideration that would be paid pursuant to the merger agreement to holders eligible to receive class A stock, plus (2) the product of (i) $24.55 (rounded up to the nearest cent), which is the average of the high and low prices per share of GGP Inc.’s 6.375% series A cumulative perpetual preferred stock, par value $0.01 per share, as reported on the NYSE on April 27, 2018, and (ii) 10,000,000, which is the estimated maximum number of shares of Brookfield Property REIT Inc.’s series A preferred stock that may be issued, plus (3) (i) the product of (a) $19.84 (rounded up to the nearest cent), which is the average of the high and low prices per share of GGP Inc.’s common stock as reported on the NYSE on April 27, 2018, and (b) 660,886,432, which is the estimated maximum number of shares of GGP Inc.’s common stock (taking into consideration (x) the exercise of certain GGP Inc. equity awards, (y) the full redemption of the series of preferred units of GGPOP designated as 6.5% series D cumulative convertible preferred units and the series of preferred units of GGPOP designated as 7% series E cumulative convertible preferred units into common units of GGPOP, and (z) the full redemption into GGP Inc.’s common stock of the common units of GGPOP that are redeemable into GGP Inc.’s common stock in connection with the transactions described herein) and GGP restricted stock receiving class A stock issued, plus (ii) the product of (a) $5.65 per share (which is equal to the difference between $23.50 and $17.85 (rounded up to the nearest cent), the weighted average exercise price of the GGP options), and (b) 14,295,427, which is the estimated number of shares of GGP Inc.’s common stock underlying the GGP options receiving class A stock that is issued, minus (iii) $9,250,000,000, which is the total amount of cash consideration that would be paid pursuant to the merger agreement to holders eligible to receive class A stock, plus (4) $9,250,000,000, which is the total amount of cash consideration that would be paid pursuant to the merger agreement to holders eligible to receive class A stock.

**	The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001245 by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $490,873.12	Filing Party: Brookfield Property Partners L.P.

Form or Registration No.: Registration Statement on Form F-4	Date Filed: May 2, 2018

Amount Previously Paid: $521,437.87	Filing Party: GGP Inc.

Form or Registration No.: Registration Statement on Form S-4	Date Filed: May 2, 2018

Amount Previously Paid: $1,151,712.15	Filing Party: GGP Inc., Brookfield Property Partners L.P. et al.

Form or Registration No.: Schedule 13E-3	Date Filed: May 2, 2018

Introduction

This Amendment No. 3 (“Amendment No. 3”) to the Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (i) GGP Inc. (“GGP” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.01 per share (“Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Brookfield Property Partners L.P. (“BPY” or “Parent”), an exempted limited partnership formed under the laws of Bermuda; (iii) Brookfield Asset Management Inc. (“BAM”), an Ontario corporation; (iv) Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Goldfinch”); (v) Brookfield Retail Holdings VII LLC (“BRH VII”), a Delaware limited liability company, of which Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAMPIC”), is the sole managing member; (vi) Brookfield Retail Mall LLC (“BRM”), a Delaware limited liability company; (vii) BPY Retail I LLC (“BPYRI”), a Delaware limited liability company; (viii) BPY Retail V LLC (“BPYRV”), a Delaware limited liability company and a subsidiary of Brookfield BPY Retail Holdings III LLC; (ix) Brookfield BPY Retail Holdings II Subco LLC (“New GGP Subco”), a Delaware limited liability company and a subsidiary of BPR Holding REIT I LLC (“BPR Holding”); (x) New Brookfield BPY Retail Holdings II LLC (“NBBPY”), a Delaware limited liability company; (xi) BW Purchaser, LLC (“BWP”), a Delaware limited liability company; (xii) Brookfield Retail Holdings Warrants LLC (“BRH Warrants”), a Delaware limited liability company, of which BAMPIC is the managing member; (xiii) Brookfield Retail Holdings II Sub III LLC (“BRH II Sub”), a Delaware limited liability company, of which BAMPIC is the sole managing member; (xiv) New GGP Warrants LLC (“New GGP”), a Delaware limited liability company; and (xv) Brookfield Retail Holdings VII Sub 3 LLC (“BRH Sub 3”), a Delaware limited liability company, of which BAMPIC is the sole managing member. BRH VII, BRM, BPYRI, BPYRV, New GGP Subco, NBBPY, BWP, BRH Warrants, BRH II Sub and New GGP are collectively referred to as the “Voting Parties.” Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Transaction Statement.

On June 27, 2018, the Company filed a definitive proxy statement/prospectus on Schedule 14A and Parent filed a final prospectus on Form 424(b)(3). On July 27, 2018, each of the Company and Parent filed with the SEC a post-effective amendment to its registration statement on Form S-4 and Form F-4, respectively, to file the election form to be used by holders of Common Stock who are entitled to make an election in connection with the Pre-Closing Dividend.

Item 3. Identity and Background of Filing Person

Item 3 of the Transaction Statement is hereby amended and supplemented to include the following:

In connection with an internal reorganization of certain of BPY’s affiliates, (i) the sole member of each of the following Voting Parties was replaced with BPR Holding: BRM, New GGP Subco, BWP and New GGP, and (ii) BPR Holding became a non-managing member of BRH Warrants. Each of the aforementioned Voting Parties continues to be an indirect wholly-owned subsidiary of BPY.

Item 15. Additional Information

(c) Other Material Information

Item 15(c) of the Transaction Statement is hereby amended and supplemented to include the following:

On July 26, 2018, the Company held the Special Meeting, at which the Company’s holders of Common Stock voted to approve the following matters: (i) the Merger Proposal; (ii) the Charter Proposals; (iii) the Bylaws Proposals; and (iv) the Compensation Proposal.

Adoption of the Merger Proposal required the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, and the affirmative vote of the holders of a majority of the outstanding Target Shares (as defined in that certain Standstill Agreement attached hereto as Exhibit (d)(1)). Adoption of the Charter Proposals and the Bylaws Proposals each required the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Common Stock. Approval of the Compensation Proposal required the affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy at the Special Meeting and entitled to vote on such proposal. The approval of each of the Merger Proposal, the Charter Proposals and the Bylaws Proposals was a condition to the obligations of Parent and the Company to complete the Transactions. The approval of the Compensation Proposal was not a condition to the obligations of Parent and the Company to complete the Transactions.

On July 27, 2018, the Company filed the Series B Designations with the Secretary of State of the State of Delaware, which authorized the issuance of the Series B Preferred Stock. Following the filing of the Series B Designations, the Brookfield Affiliate Exchange occurred, on the terms and subject to the conditions set forth in the Class B Exchange Agreement. Additionally, at the effective time of the Brookfield Affiliate Exchange, each share of Common Stock held by subsidiaries of the Company was exchanged for one (1) share of Series B Preferred Stock.

Also, on July 27, 2018, following the Brookfield Affiliate Exchange, the Company declared the Pre-Closing Dividend payable to the remaining holders of Common Stock other than the Voting Parties, not including holders of restricted Common Stock but including certain holders of Company options, as of the end of trading on the New York Stock Exchange on such date (the “Pre-Closing Dividend Declaration Date”), consisting of either cash or Class A Stock, at the election of such holders of Common Stock (with holders of in-the-money Company options being deemed to have elected cash) and subject to proration, with a payment date of the date of the Charter Amendments. Holders of Common Stock other than the Voting Parties who elect to receive the Pre-Closing Dividend in the form of Class A Stock will also have the option to exchange all, but not less than all, of the shares of Class A Stock that such holder receives or is entitled to receive as the Pre-Closing Dividend for the limited partnership units of Parent. Parent and the Company announced on the same date that the election period for the Pre-Closing Dividend began on the Pre-Closing Dividend Declaration Date and will conclude at 5:00 p.m. (Eastern Time) on August 21, 2018. As noted above, on July 27, 2018, each of the Company and Parent filed with the SEC a post-effective amendment to its registration statement on Form S-4 and Form F-4, respectively, to file the related election form.

Item 16. Exhibits

(a)(1)

Registration Statement on Form F-4 of Brookfield Property Partners L.P., including a prospectus of Brookfield Property Partners L.P. (incorporated herein by reference to the Registration Statement on Form F-4 of Brookfield Property Partners L.P. filed with the SEC on June 25, 2018, and as amended by post-effective amendment filed on July 27, 2018).

(a)(2)

Registration Statement on Form S-4 of GGP Inc., including a proxy statement/prospectus of GGP Inc. (incorporated herein by reference to the Registration Statement on Form S-4 of GGP Inc. filed with the SEC on June 25, 2018, and as amended by post-effective amendment filed on July 27, 2018).

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 27, 2018

GGP INC.

By:	/s/ Stacie L. Herron

Name:	Stacie L. Herron
Title:	Executive Vice President, General Counsel and Secretary

BROOKFIELD PROPERTY PARTNERS L.P.

By:	BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin Beber
Name:	Justin Beber
Title:	Senior Managing Partner

GOLDFINCH MERGER SUB CORP.

By:	/s/ Brian Kingston
Name:	Brian Kingston
Title:	Chief Executive Officer

BROOKFIELD RETAIL HOLDINGS VII LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

NEW GGP WARRANTS LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL MALL LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BW PURCHASER, LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL HOLDINGS WARRANTS LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BPY RETAIL I LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BPY RETAIL V LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD BPY RETAIL HOLDINGS II SUBCO LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

NEW BROOKFIELD BPY RETAIL HOLDINGS II LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL HOLDINGS II SUB III LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BROOKFIELD RETAIL HOLDINGS VII SUB 3
LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President